SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FORM U-6B-2
Certificate of Notification

        Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20-(d) or U-47 or U-52, adopted under the Public Utility Holding Company Act of 1935, as amended.

Certificate is filed by:

NATIONAL FUEL GAS COMPANY (“NFG”)
NATIONAL FUEL GAS SUPPLY CORPORATION (“NFGSC”)
SENECA RESOURCES CORPORATION (“SENECA”)
HIGHLAND FOREST RESOURCES, INC. (“HIGHLAND”)
LEIDY HUB, INC. (“LEIDY”)
DATA-TRACK ACCOUNT SERVICES, INC. (“DATA TRACK”)
NATIONAL FUEL RESOURCES, INC. (“NFR”)
HORIZON ENERGY DEVELOPMENT, INC. (“HORIZON”)
HORIZON LFG, INC. (“HORIZON LFG”)
HORIZON POWER, INC. (“POWER”)
HORIZON ENERGY DEVELOPMENT B.V. (“HORIZON B.V.”)
HORIZON ENERGY BULGARIA EOOD (“HORIZON BULGARIA”)
HORIZON ENERGY DEVELOPMENT, S.R.O., IN LIQUIDATION (“HORIZON S.R.O., IN LIQUIDATION”)
TORO PARTNER LLC (“TORO”)

        This certificate constitutes notice that the above named companies have, during the quarter ended June 30, 2005, issued, renewed or guaranteed the securities or instruments described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the specific subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.     Type of securities or instruments :6 types:

Security A: Security B: Security C: Security D: Security E: Security F:	Loans to and contributions by non-utility subsidiaries made through the National Fuel Gas Company Money Pool, operated in accordance with the Money Pool agreement filed in SEC File No. 70-10074;
Demand Notes issued by Horizon
Demand Notes issued by Power
Demand Notes issued by Toro
Demand Notes issued by Horizon Bulgaria
Demand Notes issued by Horizon Bulgaria

2.     Issue, renewal or guaranty:

Security A: Security B: Security C: Security D: Security E: Security F:	issue issue issue issue issue issue

3.     Principal amount of each security:

Security A: Security B: Security C: Security D: Security E: Security F:	See Exhibit A for detail of loans from and contributions to the Money Pool. See Exhibit B See Exhibit C See Exhibit D See Exhibit E See Exhibit F

4.     Rate of interest per annum of each security:

Security A: Security B: Security C: Security D: Security E: Security F:	See Exhibit A See Exhibit B See Exhibit C See Exhibit D See Exhibit E See Exhibit F

5.     Date of issue, renewal or guaranty of each security:

Security A: Security B: Security C: Security D: Security E: Security F:	See Exhibit A (all transactions were made pursuant to the system's current Money Pool Agreement dated February 5, 2003 as amended) See Exhibit B See Exhibit C See Exhibit D See Exhibit E See Exhibit F

6.     If renewal of security, give date of original issue: Not applicable

7.     Date of maturity of each security:

Security A: Security B: Security C: Security D: Security E: Security F:	Demand Loans Demand Loans Demand Loans Demand Loans Demand Loans Demand Loans

8.     Name of the person to whom each security was issued, renewed or guaranteed:

Security A: Security B: Security C: Security D: Security E: Security F:	Not applicable (loans to and contributions by non-utility participants of the system's Money Pool) NFG NFG Horizon LFG Horizon BV Horizon S.R.O.,in Liquidation

9.     Collateral given with each security, if any:

Security A: Security B: Security C: Security D: Security E: Security F:	None None None None None None

10.     Consideration received for each security: Cash

Security A: Security B: Security C: Security D: Security E: Security F:	See Exhibit A See Exhibit B See Exhibit C See Exhibit D See Exhibit E See Exhibit F

11.	Application of proceeds of each security: General business purposes

12.

Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of
a.   the provisions contained in the first sentence of Section 6(b):
b.  the provisions contained in the fourth sentence of Section 6(b):
c.   the provisions contained in any rule of the Commission other than Rule U-48:  X

13.

If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding: Not applicable.

14.

If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not applicable.

15.	If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52.

SIGNATURES

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Form to be signed on their behalf by the undersigned thereunto duly authorized.

NATIONAL FUEL GAS COMPANY By: /s/ P. C. Ackerman P. C. Ackerman Chairman, President & CEO

SENECA RESOURCES CORPORATION By: /s/ J. A. Beck J. A. Beck President

NATIONAL FUEL GAS SUPPLY CORPORATION By: /s/ D. F. Smith D. F. Smith President

NATIONAL FUEL RESOURCES, INC. By: /s/ D. L. DeCarolis D. L. DeCarolis President and Secretary

HORIZON ENERGY DEVELOPMENT, INC. By: /s/ P. C. Ackerman P. C. Ackerman President

HIGHLAND FOREST RESOURCES, INC. By: /s/ J. A. Beck J. A. Beck President

DATA-TRACK ACCOUNT SERVICES, INC. By: /s/ P. C. Ackerman P. C. Ackerman President

LEIDY HUB, INC. By: /s/ J. R. Pustulka J. R. Pustulka Senior Vice President & Secretary

HORIZON LFG, INC. By: /s/ D. A. Wassum D. A. Wassum Assistant Vice President

HORIZON POWER, INC. By: /s/ D. A. Wassum D. A. Wassum Assistant Vice President

HORIZON ENERGY DEVELOPMENT B.V. By: /s/ R. J. Tanski R. J. Tanski Agent

HORIZON ENERGY BULGARIA EOOD By: HORIZON ENERGY DEVELOPMENT, B.V. Its Sole Proprietor By: /s/ R. J. Tanski R. J. Tanski Agent

HORIZON ENERGY DEVELOPMENT, S.R.O., IN LIQUIDATION (as of June 30, 2005) By: /s/ R. J. Tanski R. J. Tanski Agent

TORO PARTNER LLC By: /s/ D. A. Wassum D. A. Wassum President/Treasurer

Date:   August 26, 2005

Company Key

Company	Schedules For This Report
National Fuel Gas Company
National Fuel Gas Distribution Corporation
National Fuel Gas Supply Corporation
Seneca Resources Corporation
Horizon Energy Development, Inc.
Data Track Account Services, Inc.
Highland Forest Resources, Inc.
National Fuel Resources, Inc.
Leidy Hub, Inc.
Horizon LFG, Inc.
Toro Partner LLC
Horizon Power, Inc.
Horizon Energy Development B.V.
Horizon Energy Bulgaria EOOD
Horizon Energy Development, s.r.o., in Liquidation	NFGC NFGDC or Distribution NFGSC or Supply Seneca Horizon Data Track Highland NFR Leidy Horizon LFG Toro Power Horizon B.V. Horizon Bulgaria Horizon s.r.o., in Liquidation